Exhibit 99.1

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND SUBSEQUENT ARRANGEMENTS

Envigado, Colombia – December 20, 2024 – Almacenes Éxito S.A. (BVC: EXITO; NYSE: EXTO; B3: EXCO32) (“Éxito” or “the Company”) informs its shareholders and the market in general that today its Board of Directors approved the commencement of the process to: (i) voluntarily delist its American depositary shares (“ADSs”), each representing eight common shares of the Company, from the New York Stock Exchange (the “NYSE”); and (ii) deregister the Company’s securities under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after taking into account a number of considerations, including the Company’s current reduced free float (13.2%), which is distributed between Colombia with 1.6%, the United States with 1.6% and Brazil with 10%, which represents an opportunity for the Company to look forward to a more efficient structure for all stakeholders.

The Company’s decision to embark on a process to delist and deregister its securities is not driven by costs or concerns regarding compliance with the requirements and regulations required to maintain a listing on the NYSE or the other stock exchanges where it has a presence, but rather the proposal is focused on facilitating a more efficient structure, concentrating its float in the Colombian market, which is its natural market, to increase the liquidity of its stock and maximize the return to all its shareholders.

The Company intends to file a Form 25 with the United States Securities and Exchange Commission (the “SEC”) on December 30, 2024 to delist its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. The last day of trading of the ADSs on the NYSE is expected to be on or after January 9, 2025. From and after that date, the ADSs of the Company will no longer be listed and traded on the NYSE.

Today the Company has also directed JPMorgan Chase Bank N.A. (“JPMorgan”) to terminate its ADS program after delisting its ADSs from the NYSE. Consequently, and in accordance with the terms of the deposit agreement and the ADSs, JPMorgan will provide a notice of termination to all ADS holders containing relevant information for ADS holders regarding required actions. The effective date of the termination of the ADS program will be January 21st, 2025. Between the delisting of the ADSs from the NYSE and the termination of the ADS program, the ADSs may continue to be traded over-the-counter. After the termination of the ADS program, the Company does not intend to seek a listing or registration of its securities on a U.S. national securities exchange or for their quotation in a quotation medium in the United States. However, the Company´s common shares will continue to be traded on The Stock Exchange of Colombia – Bolsa de Valores de Colombia (the “BVC”). The Company will also continue to comply with its information disclosure and other obligations as a listed issuer under the relevant rules of the BVC as well as other applicable laws and regulations. The Company is currently evaluating its performance as a foreign private issuer in Brazil to determine the alternatives for its sponsored Brazilian depositary share (BDR) program in Brazil and will maintain its shareholders and the market in general informed of any developments in that regard.

Once the delisting has become effective and the criteria for deregistration have been satisfied, the Company intends to file a Form 15F with the SEC to deregister the Company’s securities under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://www.grupoexito.com.co. Until such time, and for the time being, the Company will continue to be registered under Exchange Act and will continue to comply with its reporting obligations under the Exchange Act.

The Company reserves its rights in all respects, for any reason, to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under the listing rules or other applicable laws and regulations.

Important Notice Regarding Forward-Looking Statements:

This press release contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Additional Information:

This press release is not an offer of securities for sale in the United States, Colombia, Brazil or elsewhere. It is merely intended for information purposes, under the terms of the applicable laws and regulations, and shall not, in any circumstances, be deemed or considered as an investment recommendation, an offer for sale, or a solicitation or offer for acquisition of securities of the Company.

Contact Information:

For further information, please contact:

Éxito Investor Relations Department

Email: ainvestor@grupo-exito.com

Telephone: +57 (604) 604 9696 ext: 306560